RELIANCE Infrastructure

Anil Dhirubhai Ambani Group

[redacted]

09047174

RECEIVED

2009 OCT 20 P 3:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 13, 2009

Exemption No : 82-~~35009~~ 35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated October 14, 2009 forwarding a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing April 1, 2009 and ended onSeptember 30, 2009.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

dw 10/21

S. N. ANANTHASUBRAMANIAN & CO.
COMPANY SECRETARIES

Building No. 10, Flat No. 26, Brindaban, Thane – 400 601 Tel. 2534 5648/2543 2704 Fax: 91-022-2539 0292 E-mail: sna@snaco.net
12, Paridhi, Opp. St. Antony's Bakery, Kolbad Road, Thane – 400 601

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by **Karvy Computershare Private Limited,** Registrar and Transfer Agents of **Reliance Infrastructure Limited** and on the basis of information and explanations given to us, we hereby certify that, during the period commencing from **1st April 2009 to 30th September 2009**, the Company dispatched all **3471** share certificates lodged for transfer within one month from the date of lodgment thereof.

In case of **15** share certificates received for split / consolidation / renewal / exchange, the issue thereof was made within one month from the date of lodgement.

This certificate is issued pursuant to Clause 47 (c) of the Listing Agreement entered into with Stock Exchange (s).

S. N. ANANTHASUBRAMANIAN & CO. COMPANY SECRETARIES CP No.1774 THANE

S. N. ANANTHASUBRAMANIAN
C. P. Number 1774
Date: October 9, 2009
Place: Thane

Reliance Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 13, 2009

Shri S Subramanian
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub: Certificate under clause 47 (c) of the Listing Agreement

In terms of Clause 47 (c) of the Listing Agreement, we forward herewith a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing April 1, 2009 and ended on September 30, 2009.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 13, 2009

The Manager
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax : 2658 8237/38
NSE Symbol : RELINFRA

Dear Sirs,

Sub: Certificate under clause 47 (c) of the Listing Agreement

In terms of Clause 47 (c) of the Listing Agreement, we forward herewith a certificate issued by M/s S N Ananthasubramanian & Co., Company Secretaries for the period commencing April 1, 2009 and ended on September 30, 2009.

Kindly take the same on record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Encl: As above

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 15, 2009

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	Particulars
1.	Letters dated October 15, 2009, , forwarding the Secretarial Audit Report of the company for the quarter ended September 30, 2009 received from M/s. Haribhakti & Company, Chartered Accountants

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

Reliance
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 15, 2009

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : RELINFRA

Dear Sirs,

Sub: **Secretarial Audit Report**

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended September 30, 2009 received from M/s. Haribhakti & Co., Chartered Accountants, for your kind information and record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

RELIANCE
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

October 15, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 1233/34
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub: **Secretarial Audit Report**

We forward herewith a copy of Secretarial Audit Report of the Company for the quarter ended September 30, 2009, received from M/s. Haribhakti & Co., Chartered Accountants, for your kind information and record.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary